Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-254130

January 17, 2023

TARGET CORPORATION

4.400% Notes due 2033

4.800% Notes due 2053

Issuer:	Target Corporation (“Issuer”)
Type of Offering:	SEC registered (No. 333-254130)
Trade Date:	January 17, 2023
Settlement Date (T+5):	January 24, 2023
Listing:	None
Expected Long-term Debt Ratings:	Moody’s, A2; S&P, A; Fitch, A
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

2033 Notes

Title of Securities:	4.400% Notes due 2033 (the “2033 Notes”)
Aggregate Principal Amount Offered:	$500,000,000
Maturity Date:	January 15, 2033
Benchmark Treasury:	UST 4.125% due November 15, 2032
Benchmark Treasury Price and Yield:	104-29; 3.529%
Spread to Benchmark Treasury:	0.900% (plus 90 basis points)
Yield to Maturity:	4.429%
Coupon (Interest Rate):	4.400% per annum
Price to Public (Issue Price):	99.769% of principal amount plus accrued interest, if any, from the Settlement Date
Net Proceeds to Issuer:	$496,595,000 (before transaction expenses and after underwriting fees)

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on July 15, 2023
Optional Redemption:	Prior to October 15, 2032 (three months prior to the maturity date of the 2033 Notes) (the “2033 Notes Par Call Date”), the Issuer may redeem the 2033 Notes at its option, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2033 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on the 2033 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points less (b) interest accrued to the date of redemption, and
(2) 100% of the principal amount of the 2033 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the 2033 Notes Par Call Date, the Issuer may also redeem the 2033 Notes, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2033 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
CUSIP/ISIN:	87612E BQ8 / US87612EBQ89

2053 Notes

Title of Securities:	4.800% Notes due 2053 (the “2053 Notes”)

Aggregate Principal Amount Offered:	$1,150,000,000
Maturity Date:	January 15, 2053
Benchmark Treasury:	UST 3.000% due August 15, 2052
Benchmark Treasury Price and Yield:	88-07; 3.655%
Spread to Benchmark Treasury:	1.150% (plus 115 basis points)
Yield to Maturity:	4.805%
Coupon (Interest Rate):	4.800% per annum
Price to Public (Issue Price):	99.922% of principal amount plus accrued interest, if any, from the Settlement Date
Net Proceeds to Issuer:	$1,139,040,500 (before transaction expenses and after underwriting fees)
Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on July 15, 2023
Optional Redemption:	Prior to July 15, 2052 (six months prior to the maturity date of the 2053 Notes) (the “2053 Notes Par Call Date”), the Issuer may redeem the 2053 Notes at its option, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2053 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2053 Notes matured on the 2053 Notes Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points less (b) interest accrued to the date of redemption, and
(2) 100% of the principal amount of the 2053 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2053 Notes Par Call Date, the Issuer may also redeem the 2053 Notes, on at least 10 days’, but no more than 45 days’, prior written notice sent (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2053 Notes to be redeemed, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2053 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
CUSIP/ISIN:	87612E BR6 / US87612EBR62
Joint Book-Running Managers:	Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC
Senior Co-Managers:	U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, Scotia Capital (USA) Inc., Academy Securities, Inc., Loop Capital Markets LLC and Samuel A. Ramirez & Company, Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about January 24, 2023, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, by calling BofA Securities, Inc. at 1-800-294-1322 and by calling Citigroup Global Markets Inc. at 1-800-831-9146.

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